                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 11-K

                                 ANNUAL REPORT


[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

                                       OR

[_]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

               INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
                UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
                            BUFFALO, NEW YORK PLANT

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

               INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
                UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
                            BUFFALO, NEW YORK PLANT


                                                                              Page
Report of Independent Public Accountants                                       1

Audited Financial Statements

Statements of Net Assets Available for Benefits                                2

Statement of Changes in Net Assets Available for Benefits                      4

Notes to Financial Statements                                                  5

Signature                                                                     26

Consent of Independent Public Accountants                                     27

                                                    FINANCIAL STATEMENTS

                                             COOPER CAMERON CORPORATION SELECTED
                                             INDIVIDUAL ACCOUNT RETIREMENT PLANS

                                                 DECEMBER 31, 1997 AND 1996

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                              Financial Statements


                           December 31, 1997 and 1996





                                    CONTENTS

Report of Independent Auditors...........................................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................................................2
Statement of Changes in Net Assets Available for Benefits................................................4
Notes to Financial Statements............................................................................5

                         Report of Independent Auditors

Participants and Administrator
Cooper Cameron Corporation Selected
  Individual Account Retirement Plans

We have audited the accompanying statements of net assets available for benefits of the Cooper Cameron Corporation Selected Individual Account Retirement Plans, listed on pages 2 and 3, at December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements of the Cooper Cameron Corporation Selected Individual Account Retirement Plans referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 1997 and 1996, and changes in their net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.


June 29, 1998

     Cooper Cameron Corporation Selected Individual Account Retirement Plans

                 Statements of Net Assets Available for Benefits


                                December 31, 1997


                                                                                                   PLAN INTEREST IN
                                                                                                    COOPER CAMERON
                                                                                                     CORPORATION
                                                                                                   MASTER TRUST FOR
                                                                        EMPLOYER      EMPLOYEE         DEFINED         NET ASSETS
   PLAN                                                              CONTRIBUTIONS  CONTRIBUTIONS CONTRIBUTION PLANS  AVAILABLE FOR
   NO.                      PLAN NAME                                  RECEIVABLE    RECEIVABLE    (Notes 1 and 2)      BENEFITS
   ----                     ---------                                  ----------    ----------    ---------------    -------------
   005    Individual Account Retirement Plan for Bargaining Unit
             Employees at the Cooper Cameron Corporation Buffalo,
             New York Plant                                             $ 32,948      $ 45,779       $ 6,466,160      $  6,544,887
   006    Individual Account Retirement Plan for Bargaining Unit
             Employees at the Cooper Cameron Corporation Grove
             City Facility                                                51,473        49,655        15,612,125        15,713,253
   007    Individual Account Retirement Plan for Bargaining Unit
             Employees at the Cooper Cameron Corporation
             Missouri City, Texas Facility                                36,442        34,298         7,344,404         7,415,144
   008    Individual Account Retirement Plan for Hourly-Paid
             Employees at the Cooper Cameron Corporation Mount
             Vernon Plant                                                112,736       104,669        16,971,920        17,189,325
   010    Individual Account Retirement Plan for Cooper Cameron
             Corporation Hourly Employees, IAM, at the Superior
             Plant                                                         9,863        21,204         2,839,927         2,870,994





See accompanying notes.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

           Statements of Net Assets Available for Benefits (continued)


                                December 31, 1996


                                                                                                  PLAN INTEREST IN
                                                                                                   COOPER CAMERON
                                                                                                    CORPORATION
                                                                                                  MASTER TRUST FOR
                                                                                                       DEFINED
                                                                                                  CONTRIBUTION PLANS
                                                                        EMPLOYER      EMPLOYEE       FIXED INCOME      NET ASSETS
   PLAN                                                              CONTRIBUTIONS  CONTRIBUTIONS       FUND          AVAILABLE FOR
   NO.                      PLAN NAME                                  RECEIVABLE    RECEIVABLE    (Notes 1 and 2)       BENEFITS
   ----                     ---------                                  ----------    ----------    ---------------    -------------
   005    Individual Account Retirement Plan for Bargaining Unit
             Employees at the Cooper Cameron Corporation Buffalo,
             New York Plant                                            $   31,738    $   29,987    $     4,873,726    $   4,935,451
   006    Individual Account Retirement Plan for Bargaining Unit
             Employees at the Cooper Cameron Corporation Grove
             City Facility                                                 42,508        38,737         15,266,907       15,348,152
   007    Individual Account Retirement Plan for Bargaining Unit
             Employees at the Cooper Cameron Corporation Missouri
             City, Texas Facility                                          32,337        21,982          6,817,077        6,871,396
   008    Individual Account Retirement Plan for Hourly-Paid
             Employees at the Cooper Cameron Corporation Mount
             Vernon Plant                                                 103,310        77,441         13,162,704       13,343,455
   010    Individual Account Retirement Plan for Cooper Cameron
             Corporation Hourly Employees, IAM, at the Superior
             Plant                                                         18,537        10,442          2,402,981        2,431,960






See accompanying notes.

                       Cooper Cameron Corporation Selected
                      Individual Account Retirement Plans

           Statements of Changes in Net Assets Available for Benefits


                          Year ended December 31, 1997






                                                                    NET ASSETS
                                                                  AVAILABLE FOR
PLAN                                                               BENEFITS AT       EMPLOYER         EMPLOYEE       BENEFIT
 NO.                        PLAN NAME                            JANUARY 1, 1997   CONTRIBUTIONS   CONTRIBUTIONS     PAYMENTS
----                        ---------                            ---------------   -------------   -------------     --------
   005   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Buffalo, New York Plant                               $  4,935,451    $  411,986      $  545,344      $  (139,454)
   006   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Grove City Facility                                     15,348,152       569,217         530,251       (1,755,935)
   007   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Missouri City, Texas Facility                            6,871,396       433,457         353,358         (649,913)
   008   Individual Account Retirement Plan for Hourly-Paid
            Employees at the Cooper Cameron Corporation Mount
            Vernon Plant                                            13,343,455     1,413,737       1,269,785         (550,371)
   010   Individual Account Retirement Plan for Cooper Cameron
            Corporation Hourly Employees, IAM, at the Superior
            Plant                                                    2,431,960       230,420         147,527          (77,422)


                                                                   NET INVESTMENT
                                                                     GAIN FROM
                                                                  COOPER CAMERON
                                                                 CORPORATION MASTER
                                                                  TRUST FOR DEFINED      OTHER          NET ASSETS
                                                                 CONTRIBUTION PLANS    CHANGES IN      AVAILABLE FOR
PLAN                                                              (NET OF EXPENSES)    NET ASSETS       BENEFITS AT
 NO.                        PLAN NAME                             (Notes 1 and 2)       (Note 5)     December 31, 1997
----                        ---------                            ------------------    ----------    -----------------
   005   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Buffalo, New York Plant                                $  792,803        $  (1,243)          $ 6,544,887
   006   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Grove City Facility                                     1,076,388          (54,820)           15,713,253
   007   Individual Account Retirement Plan for Bargaining
            Unit Employees at the Cooper Cameron Corporation
            Missouri City, Texas Facility                             451,638          (44,792)            7,415,144
   008   Individual Account Retirement Plan for Hourly-Paid
            Employees at the Cooper Cameron Corporation Mount
            Vernon Plant                                            1,910,462         (197,743)           17,189,325
   010   Individual Account Retirement Plan for Cooper Cameron
            Corporation Hourly Employees, IAM, at the Superior
            Plant                                                     168,771          (30,262)            2,870,994





See accompanying notes.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans


                          Notes to Financial Statements


                                December 31, 1997


1.   SIGNIFICANT ACCOUNTING PRINCIPLES

ACCOUNTING PRINCIPLES

The accompanying financial statements of the Cooper Cameron Corporation (the "Company") Selected Individual Account Retirement Plans (the "Plans") have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefit payments to participants are recorded upon distribution.

INVESTMENTS

At December 31, 1996, investments of the Plans consisted of beneficial interests in the Company's Fixed Income Fund, which is a separate investment account of the Cooper Cameron Corporation Master Trust for Defined Contribution Plans (the "Master Trust"), as described in Note 2.

Effective January 1, 1997 for Plans 005 and 008, July 1, 1997 for Plans 006 and 007 and December 30 for Plan 010, the following investment options were added:
(1) Fidelity Growth Company Fund, (2) Money Market Fund, (3) Stock Market Fund,
(4) Vanguard Balanced Index Fund, and (5) an option for employees to invest in the Company's common stock ("Company Stock Fund"). Prior to the above dates the only fund option available for participants was the Fixed Income Fund.

At December 31, 1997, investments of the Plans consisted of beneficial interests in the following separate investment accounts of the Master Trust: Company Stock Fund, Fidelity Growth Company Fund, Fixed Income Fund, Money Market Fund, Stock Market Fund, and Vanguard Balanced Index Fund (collectively, the "Funds"), as described in Note 2. The Plans' beneficial interest percentages in each investment account at December 31, 1997 and 1996 are disclosed in Note 8.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans


                    Notes to Financial Statements (continued)


1.   SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

The Funds' security transactions are accounted for on the date the securities are purchased or sold. Investment income is recorded as earned.

The Funds' investments in securities traded on the exchanges are valued at the last reported sale price on the valuation date. Securities not listed on exchanges and securities for which no sale was reported on that day are valued at the last quoted bid price or at fair value as determined by the trustee. Investments in The Chase Manhattan Bank, N.A. Pooled Investment Trust for Employee Benefit Plans II - Cash Investment Fund ("Chase Cash Investment Fund") are stated at cost, which approximates fair value. The Chase Manhattan Bank, N.A. S&P 500 Index Fund ("Chase S&P 500 Index Fund") is stated at fair market value as determined by the trustee based upon the quoted market values of the underlying assets.

Investment contracts within the Fixed Income Fund, with varying contract rates and maturity dates, are stated at contract value. Contract value represents cost plus accrued income reduced for any reductions in the estimated value of the investment contract.

Although it is management's intention to hold the investment contracts in the Fixed Income Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

FUNDING POLICY

The Company contributes to each participant's account monthly based on hours actively worked and specific contribution rates. This contribution is also paid for each hour of overtime, vacation, or holiday, but excludes sick time for which the employee may be paid. Company contributions are made to the fund option that the employee elected. Vesting in employer contributions is on a graduated scale with 100% at five years.

Amounts which are forfeited due to a participant's termination of employment prior to vesting in employer contributions made on the participant's behalf are used to reduce the required Company contribution in subsequent periods.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans


                    Notes to Financial Statements (continued)



1.   SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

All Plans allow for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is completely voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the following funds within the Master Trust: Stock Market Fund, Money Market Fund, Fixed Income Fund, Fidelity Growth Company Fund, Vanguard Balanced Index Fund, or the Company Stock Fund ("allocable funds"). Allocations among the funds may be changed at the participant's discretion on a daily basis.

2.   SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST

The purpose of the Funds is the collective investment of the assets of participating employee benefit plans of the Company. The Funds' assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets of the Funds. Certain funds include assets of other employee benefit plans in addition to those included in these financial statements.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)


2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

                                                                  FIDELITY                                              VANGUARD
                                                     COMPANY       GROWTH         FIXED        MONEY       STOCK        BALANCED
                                                      STOCK       COMPANY        INCOME        MARKET      MARKET        INDEX
December 31, 1997                                     FUND          FUND          FUND         FUND         FUND          FUND
                                                  ------------   -----------   -----------  -----------  -----------  -----------
Assets:
   Accrued investment income                      $      9,336   $        --   $    47,042  $    71,465  $    90,190  $        --
   Investments at fair value as determined by
    quoted market prices:
      Chase Cash Investment Fund                     1,786,660            --    12,699,017   14,766,289    1,057,597           --
      Chase S&P 500 Index Fund                              --            --            --           --   59,303,072           --
      Cooper Cameron Corporation common stock      107,599,486            --            --           --           --           --
      Fidelity Growth Company Fund                          --    16,795,005            --           --           --           --
      Vanguard Balanced Index Fund                          --            --            --           --           --   18,723,573
   Investments at estimated fair value or
    contract value:
      Investment contracts                                  --            --    63,089,937           --           --           --
                                                  ------------   -----------   -----------  -----------  -----------  -----------
   Total investments                               109,386,146    16,795,005    75,788,954   14,766,289   60,360,669   18,723,573
                                                  ------------   -----------   -----------  -----------  -----------  -----------
Net assets available to participating plans       $109,395,482   $16,795,005   $75,835,996  $14,837,754  $60,450,859  $18,723,573
                                                  ============   ===========   ===========  ===========  ===========  ===========

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)


2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The following table presents the fair value of investments for the Fixed Income
Fund:


December 31, 1996

Assets:
   Accrued investment income                      $    61,903
   Investments at fair value as determined by
      quoted market prices:
         Chase Cash Investment Fund                14,139,245
   Investments at contract value:
      Investment contracts                         80,410,842
                                                  -----------
   Total investments                               94,550,087
                                                  -----------
Net assets available to participating plans       $94,611,990
                                                  ===========

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)


2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

Investment income and net appreciation in fair value of investments for the separate investment accounts of the Master Trust are as follows:

                                                                   FIDELITY                                              VANGUARD
                                                      COMPANY      GROWTH        FIXED        MONEY         STOCK        BALANCED
                                                       STOCK       COMPANY       INCOME       MARKET        MARKET        INDEX
YEAR ENDED DECEMBER 31, 1997                           FUND         FUND          FUND        FUND          FUND          FUND
                                                    -----------   ----------   ----------   -----------   -----------   ----------
Net appreciation in fair value of investments as
   Determined by quoted market prices:
      Chase S&P 500 Index Fund                      $        --   $       --   $       --   $        --   $14,819,576   $       --
      Cooper Cameron Corporation common stock        31,529,639           --           --            --            --           --
      Fidelity Growth Company Fund                           --      937,023           --            --            --           --
      Vanguard Balanced Index Fund                           --           --           --            --            --    2,243,989
                                                    -----------   ----------   ----------   -----------   -----------   ----------
                                                     31,529,639      937,023           --            --    14,819,576    2,243,989
Interest and dividends                                   57,675    1,606,702    5,703,343       776,912     1,116,508      688,408
                                                    -----------   ----------   ----------   -----------   -----------   ----------
                                                    $31,587,314   $2,543,725   $5,703,343   $   776,912   $15,936,084   $2,932,397
                                                    ===========   ==========   ==========   ===========   ===========   ==========

Investment income related to the Fixed Income Fund for the year ended December 31, 1996 totaled $5,994,492.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)


2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

The Fixed Income Fund invests in actively managed structured bank and insurance company investment contracts ("SIC contracts") and in guaranteed investment contracts ("GIC contracts"). The GIC contracts are promises by insurance companies or a bank to repay the principal plus accrued income at contract maturity. SIC contracts differ from GIC contracts in that the assets supporting the SIC contract are owned by the Master Trust. The bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the SIC contracts owned by the Master Trust are comprised of corporate bonds and common trust funds with a fair value of $27,501,143 and $24,064,407 at December 31, 1997 and 1996, respectively. The value of the wrapper contract at December 31, 1997 and 1996 is $(432,081) and $(118,463), respectively.

Interest crediting rates on the contracts in the Fixed Income Fund are generally determined at the time of purchase. At December 31, 1997 the interest crediting rates for all contracts ranged from 5.5% to 9.5%. At December 31, 1996 the interest crediting rates for all contracts ranged from 4.5% to 9.5%.

The following table summarizes investment contracts held by the Fixed Income Fund that exceeded 5% of net assets of the fund at December 31.

                                                    1997            1996
                                                 -----------     -----------
Commonwealth Life                                $ 3,660,136     $ 4,397,055
Hartford Life                                    $ 5,989,059     $ 6,381,733
New York Life                                    $ 9,731,106     $ 9,680,080
National Westminister                            $16,129,705     $16,115,169
Peoples Security                                 $10,939,359     $ 7,830,775
Protective Life                                  $ 5,137,497     $ 6,688,754
Transamerica Occidental                          $ 4,256,439     $ 5,157,193
Canada Life                                      $        --     $ 4,729,254
Confederation Life                               $        --     $ 5,309,335
Life of Georgia                                  $        --     $ 4,563,184


                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)


2. SEPARATE INVESTMENT ACCOUNTS OF THE COOPER CAMERON CORPORATION MASTER TRUST (CONTINUED)

For 1997 and 1996, the average annual yield for the investment contracts in the Fixed Income Fund was 6.6% and 6.1%, respectively. At December 31, 1997 and 1996, fair value of the investment contracts in the Fund was estimated to be approximately 101% of contract value. Fair value was estimated by discounting the weighted average of the Fund's cash flows at the then-current interest crediting rate for a comparable maturity investment contract.

3.   DESCRIPTION OF THE PLANS

Each of the Plans is a profit sharing plan which provides payments to eligible employees of the respective plans at termination, retirement, death, or disability.

Should the Plans terminate, the assets will be distributed according to the total amount in each participant's account, including earnings thereon less related benefits and expenses. Distributions shall be made as soon as practicable to members or their beneficiaries by payments in lump sum.

Information about the Plans, the funding, vesting, and benefit provisions is contained in each Plan's Summary Plan Description. Copies of these pamphlets are available at the Company's corporate office.

Effective October 1, 1997 all Plans were amended to allow for rollover contributions.

4.   INCOME TAX STATUS

The Plans have been designed to meet the requirements of the Internal Revenue Code ("IRC") under Sections 401(a) and 501(a) and, therefore, are not subject to tax under present income tax laws. Once qualified, the Plans are required to operate in conformity with the IRC to maintain their qualifications. A favorable determination has been obtained for each of the Plans in which the Internal Revenue Service stated that each Plan, as then designed, was in compliance with the applicable requirements of the IRC. All Plans have been amended since receiving their determination letters. However, the Company believes that the Plans are currently designed and being operated in compliance with the applicable requirements of the IRC.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)

5.   OTHER CHANGES IN NET ASSETS

For the year ended December 31, 1997, net asset admissions/withdrawals represent the following:

              NET TRANSFERS OF PARTICIPANTS' ACCOUNT
                 BALANCES TO THE COOPER CAMERON
     PLAN NO.  CORPORATION RETIREMENT SAVINGS PLAN       OTHER            TOTAL
     --------  -----------------------------------     ----------     ------------
       005                 $    (29,616)               $   28,373     $     (1,243)
       006                 $    (54,629)               $     (191)    $    (54,820)
       007                 $    (44,792)               $        -     $    (44,792)
       008                 $   (143,825)               $  (53,918)    $   (197,743)
       010                 $    (30,262)               $        -     $    (30,262)


6.   YEAR 2000 ISSUE (UNAUDITED)

The Company developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third-party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on the Plans' operations.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)


7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and benefits paid to participants per the financial statements to the Form 5500 at December 31, 1997:

                                                                                 NET ASSETS
                                                                                AVAILABLE FOR       AMOUNTS          NET ASSETS
                                                                               BENEFITS PER THE  ALLOCATED TO      AVAILABLE FOR
                                                                                   FINANCIAL      WITHDRAWING       BENEFITS PER
   PLAN NO.                          PLAN NAME                                    STATEMENTS     PARTICIPANTS        FORM 5500
   --------                          ---------                                 ---------------   ------------     ---------------
     005      Individual Account Retirement Plan for Bargaining Unit
                  Employees at the Cooper Cameron Corporation Buffalo,
                  New York Plant                                               $     6,544,887    $         -     $     6,544,887
     006      Individual Account Retirement Plan for Bargaining Unit
                  Employees at the Cooper Cameron Corporation Grove
                  City Facility                                                $    15,713,253    $   (36,319)    $    15,676,934
     007      Individual Account Retirement Plan for Bargaining Unit
                  Employees at the Cooper Cameron Corporation Missouri
                  City, Texas Facility                                         $     7,415,144    $      (780)    $     7,414,364
     008      Individual Account Retirement Plan for Hourly-Paid Employees
                  at the Cooper Cameron Corporation Mount Vernon Plant         $    17,189,325    $         -     $    17,189,325
     010      Individual Account Retirement Plan for Cooper Cameron
                  Corporation Hourly Employees, IAM, at the Superior
                  Plant                                                        $     2,870,994    $      (242)    $     2,870,752

                                                                                                      LESS AMOUNTS
                                                                                BENEFITS PAID TO      ALLOCATED TO
                                                                                PARTICIPANTS PER       WITHDRAWING
                                                                                  THE FINANCIAL      PARTICIPANTS AT
   PLAN NO.                          PLAN NAME                                     STATEMENTS       DECEMBER 31, 1996
   --------                          ---------                                   -------------      -----------------
     005      Individual Account Retirement Plan for Bargaining Unit
                  Employees at the Cooper Cameron Corporation Buffalo,
                  New York Plant                                                 $     139,454       $          -
     006      Individual Account Retirement Plan for Bargaining Unit
                  Employees at the Cooper Cameron Corporation Grove
                  City Facility                                                  $   1,755,935       $    (22,267)
     007      Individual Account Retirement Plan for Bargaining Unit
                  Employees at the Cooper Cameron Corporation Missouri
                  City, Texas Facility                                           $     649,913       $          -
     008      Individual Account Retirement Plan for Hourly-Paid Employees
                  at the Cooper Cameron Corporation Mount Vernon Plant           $     550,371       $    (34,087)
     010      Individual Account Retirement Plan for Cooper Cameron
                  Corporation Hourly Employees, IAM, at the Superior
                  Plant                                                          $      77,422       $          -

                                                                                 PLUS AMOUNTS
                                                                                 ALLOCATED TO
                                                                                  WITHDRAWING        BENEFITS PAID TO
                                                                                PARTICIPANTS AT      PARTICIPANTS PER
   PLAN NO.                          PLAN NAME                                 DECEMBER 31, 1997         FORM 5500
   --------                          ---------                                 -----------------     ----------------
     005      Individual Account Retirement Plan for Bargaining Unit
                  Employees at the Cooper Cameron Corporation Buffalo,
                  New York Plant                                                    $        -        $      139,454
     006      Individual Account Retirement Plan for Bargaining Unit
                  Employees at the Cooper Cameron Corporation Grove
                  City Facility                                                     $   36,319        $    1,769,987
     007      Individual Account Retirement Plan for Bargaining Unit
                  Employees at the Cooper Cameron Corporation Missouri
                  City, Texas Facility                                              $      780        $      650,693
     008      Individual Account Retirement Plan for Hourly-Paid Employees
                  at the Cooper Cameron Corporation Mount Vernon Plant              $        -        $      516,284
     010      Individual Account Retirement Plan for Cooper Cameron
                  Corporation Hourly Employees, IAM, at the Superior
                  Plant                                                             $      242        $       77,664

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)


7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1996:

                                                                                         NET ASSETS
                                                                                        AVAILABLE FOR     AMOUNTS       NET ASSETS
                                                                                        BENEFITS PER    ALLOCATED TO  AVAILABLE FOR
                                                                                        THE FINANCIAL    WITHDRAWING   BENEFITS PER
   PLAN NO.                             PLAN NAME                                         STATEMENTS    PARTICIPANTS    FORM 5500
   --------                             ---------                                       -------------   ------------  -------------
     005      Individual Account Retirement Plan for Bargaining Unit Employees at the
                  Cooper Cameron Corporation Buffalo, New York Plant                     $  4,935,451   $       -     $  4,935,451
     006      Individual Account Retirement Plan for Bargaining Unit Employees at the
                  Cooper Cameron Corporation Grove City Facility                         $ 15,348,152   $ (22,267)    $ 15,325,885
     007      Individual Account Retirement Plan for Bargaining Unit Employees at the
                  Cooper Cameron Corporation Missouri City, Texas Facility               $  6,871,396   $       -     $  6,871,396
     008      Individual Account Retirement Plan for Hourly-Paid Employees at the
                  Cooper Cameron Corporation Mount Vernon Plant                          $ 13,343,455   $ (34,087)    $ 13,309,368
     010      Individual Account Retirement Plan for Cooper Cameron Corporation Hourly
                  Employees, IAM, at the Superior Plant                                  $  2,431,960   $       -     $  2,431,960

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)


        Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation Buffalo, New York Plant (Plan No. 005)

                 Statements of Net Assets Available for Benefits

8.   FUND INFORMATION

Fund information for each of the plans is as follows:

                                                           PLAN INTEREST                                        PLAN INTEREST
                                                           PERCENTAGE IN                                        PERCENTAGE IN
                                                          COOPER CAMERON                                        COOPER CAMERON
                                                         CORPORATION MASTER                                   CORPORATION MASTER
                                                         TRUST FOR DEFINED                                    TRUST FOR DEFINED
                                                         CONTRIBUTION PLANS                                   CONTRIBUTION PLANS
                                                              FUNDS AT                                             FUNDS AT
                                                          DECEMBER 31, 1997         DECEMBER 31, 1997           DECEMBER 31, 1996
                                                           (NOTES 1 AND 2)         1997            1996          (NOTES 1 AND 2)
                                                          -----------------        ----            ----       -------------------
ASSETS
Contributions receivable:
   Employer                                                                  $       32,948   $       31,738
   Employee                                                                          45,779           29,987
                                                                             --------------   --------------
Total contributions receivable                                                       78,727           61,725

Plan interest in Cooper Cameron Corporation Master
 Trust for Defined
   Contribution Plans (Notes 1 and 2):
      Company Stock Fund                                     0.955%               1,045,144                -               -
      Fidelity Growth Company Fund                           2.716%                 456,114                -               -
      Fixed Income Fund                                      2.105%               1,595,979        4,873,726           4.939%
      Money Market Fund                                      2.622%                 388,982                -               -
      Stock Market Fund                                      2.186%               1,321,261                -               -
      Vanguard Balanced Index Fund                           8.859%               1,658,680                -               -
                                                                             --------------   --------------
Total Plan interest in Master Trust                                               6,466,160        4,873,726
                                                                             --------------   --------------
Net assets available for benefits                                            $    6,544,887   $    4,935,451
                                                                             ==============   ==============


See accompanying notes.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)

     Individual Account Retirement Plan for Bargaining Unit Employees at the
         Cooper Cameron Corporation Grove City Facility (Plan No. 006)

                Statements of Net Assets Available for Benefits


                                                       PLAN INTEREST                                            PLAN INTEREST
                                                       PERCENTAGE IN                                            PERCENTAGE IN
                                                       COOPER CAMERON                                           COOPER CAMERON
                                                  CORPORATION MASTER TRUST                                    CORPORATION MASTER
                                                  FOR DEFINED CONTRIBUTION                                    TRUST FOR DEFINED
                                                            PLANS                                             CONTRIBUTION PLANS
                                                          FUNDS AT                                                 FUNDS AT
                                                      DECEMBER 31, 1997               DECEMBER 31             DECEMBER 31, 1996
                                                       (NOTES 1 AND 2)           1997             1996          (NOTES 1 AND 2)
                                                  ------------------------  --------------   --------------   ------------------
ASSETS
Contributions receivable:
   Employer                                                                 $       51,473   $       42,508
   Employee                                                                         49,655           38,737
                                                                            --------------   --------------
Total contributions receivable                                                     101,128           81,245

Plan interest in Cooper Cameron Corporation Master
   Trust for Defined Contribution Plans
   (Notes 1 and 2):
      Company Stock Fund                                  1.216%                 1,329,771                -              -
      Fidelity Growth Company Fund                        5.904%                   991,647                -              -
      Fixed Income Fund                                   12.662%                9,602,347       15,266,907         16.349%
      Money Market Fund                                   1.460%                   216,684                -              -
      Stock Market Fund                                   2.306%                 1,393,916                -              -
      Vanguard Balanced Index Fund                        11.097%                2,077,760                -              -
                                                                            --------------   --------------
Total Plan interest in Master Trust                                             15,612,125       15,266,907
                                                                            --------------   --------------
Net assets available for benefits                                           $   15,713,253   $   15,348,152
                                                                            ==============   ==============



See accompanying notes.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)

     Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation Missouri City, Texas Facility (Plan No. 007)

                Statements of Net Assets Available for Benefits


                                                         PLAN INTEREST                                           PLAN INTEREST
                                                         PERCENTAGE IN                                           PERCENTAGE IN
                                                         COOPER CAMERON                                          COOPER CAMERON
                                                    CORPORATION MASTER TRUST                                   CORPORATION MASTER
                                                          FOR DEFINED                                           TRUST FOR DEFINED
                                                       CONTRIBUTION PLANS                                      CONTRIBUTION PLANS
                                                            FUNDS AT                                                FUNDS AT
                                                        DECEMBER 31, 1997               DECEMBER 31              DECEMBER 31, 1996
                                                         (NOTES 1 AND 2)           1997            1996         (NOTES 1 AND 2)
                                                    ------------------------  --------------   --------------  ------------------
ASSETS
Contributions receivable:
   Employer                                                                   $       36,442   $       32,337
   Employee                                                                           34,298           21,982
                                                                              --------------   --------------
Total contributions receivable                                                        70,740           54,319

Plan interest in Cooper Cameron Corporation Master
   Trust for Defined Contribution Plans
   (Notes 1 and 2):
      Company Stock Fund                                   1.363%                  1,490,548                -             -
      Fidelity Growth Company Fund                         0.880%                    147,829                -             -
      Fixed Income Fund                                    6.544%                  4,962,349        6,817,077         7.205%
      Money Market Fund                                    0.764%                    113,309                -             -
      Stock Market Fund                                    0.478%                    288,840                -             -
      Vanguard Balanced Index Fund                         1.824%                    341,529                -             -
                                                                              --------------   --------------
Total Plan interest in Master Trust                                                7,344,404        6,817,077
                                                                              --------------   --------------
Net assets available for benefits                                             $    7,415,144   $    6,871,396
                                                                              ==============   ==============




See accompanying notes.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)

       Individual Account Retirement Plan for Hourly-Paid Employees at the
          Cooper Cameron Corporation Mount Vernon Plant (Plan No. 008)

                Statements of Net Assets Available for Benefits


                                                           PLAN INTEREST                                        PLAN INTEREST
                                                           PERCENTAGE IN                                        PERCENTAGE IN
                                                           COOPER CAMERON                                       COOPER CAMERON
                                                      CORPORATION MASTER TRUST                                CORPORATION MASTER
                                                            FOR DEFINED                                       TRUST FOR DEFINED
                                                         CONTRIBUTION PLANS                                   CONTRIBUTION PLANS
                                                              FUNDS AT                                              FUNDS AT
                                                          DECEMBER 31, 1997              DECEMBER 31           DECEMBER 31, 1996
                                                           (NOTES 1 AND 2)          1997            1996        (NOTES 1 AND 2)
                                                      ------------------------ --------------   --------------  ---------------

ASSETS
Contributions receivable:
   Employer                                                                    $      112,736   $      103,310
   Employee                                                                           104,669           77,441
                                                                               --------------   --------------
Total contributions receivable                                                        217,405          180,751

Plan interest in Cooper Cameron Corporation Master
   Trust for Defined Contribution Plans
   (Notes 1 and 2):
      Company Stock Fund                                       2.195%               2,401,523                -            -
      Fidelity Growth Company Fund                             8.690%               1,459,547                -            -
      Fixed Income Fund                                        9.833%               7,456,623       13,162,704       13.912%
      Money Market Fund                                        9.004%               1,336,050                -            -
      Stock Market Fund                                        3.169%               1,915,658                -            -
      Vanguard Balanced Index Fund                            12.832%               2,402,519                -            -
                                                                               --------------   --------------
Total Plan interest in Master Trust                                                16,971,920       13,162,704
                                                                               --------------   --------------
Net assets available for benefits                                              $   17,189,325   $   13,343,455
                                                                               ==============   ==============





See accompanying notes.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)

        Individual Account Retirement Plan for Cooper Cameron Corporation
           Hourly Employees, IAM, at the Superior Plant (Plan No. 010)

                Statements of Net Assets Available for Benefits


                                                         PLAN INTEREST                                           PLAN INTEREST
                                                         PERCENTAGE IN                                           PERCENTAGE IN
                                                         COOPER CAMERON                                          COOPER CAMERON
                                                    CORPORATION MASTER TRUST                                   CORPORATION MASTER
                                                    FOR DEFINED CONTRIBUTION                                   TRUST FOR DEFINED
                                                              PLANS                                            CONTRIBUTION PLANS
                                                            FUNDS AT                                                FUNDS AT
                                                        DECEMBER 31, 1997             DECEMBER 31              DECEMBER 31, 1996
                                                         (NOTES 1 AND 2)         1997              1996         (NOTES 1 AND 2)
                                                    ------------------------  --------------   --------------  ------------------
ASSETS
Contributions receivable:
   Employer                                                                   $        9,863   $       18,537
   Employee                                                                           21,204           10,442
                                                                              --------------   --------------
Total contributions receivable                                                        31,067           28,979

Plan interest in Cooper Cameron Corporation Master
   Trust for Defined Contribution Plans
   (Notes 1 and 2):
      Company Stock Fund                                   0.033%                     36,512                -             -
      Fixed Income Fund                                    3.674%                  2,786,425        2,402,981         2.540%
      Vanguard Balanced Index Fund                         0.091%                     16,990                -             -
                                                                              --------------   --------------
Total Plan interest in Master Trust                                                2,839,927        2,402,981
                                                                              --------------   --------------
Net assets available for benefits                                             $    2,870,994   $    2,431,960
                                                                              ==============   ==============





See accompanying notes.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)


     Individual Account Retirement Plan for Bargaining Unit Employees at the
        Cooper Cameron Corporation Buffalo, New York Plant (Plan No. 005)

                Statement of Changes in Net Assets Available for
                         Benefits With Fund Information

                          Year ended December 31, 1997



                                                                    PARTICIPANT-DIRECTED
                                          -------------------------------------------------------------------------
                                                       FIDELITY                                            VANGUARD
                                           COMPANY      GROWTH       FIXED         MONEY      STOCK        BALANCED
                                            STOCK      COMPANY      INCOME        MARKET      MARKET        INDEX         TOTAL
                                             FUND        FUND        FUND          FUND        FUND         FUND          PLAN
                                          ----------   --------   -----------    --------   ----------   ----------   -----------

Additions:
   Contributions:
      Employer                            $   29,064   $ 33,524   $    40,526    $188,533   $   61,854   $   58,485   $   411,986
      Employee                                46,363     56,260        55,532     185,587      108,484       93,118       545,344
                                          ----------   --------   -----------    --------   ----------   ----------   -----------
Total contributions                           75,427     89,784        96,058     374,120      170,338      151,603       957,330


   Net investment gain from Cooper Cameron
      Corporation Master Trust for Defined
      Contribution Plans, net of expenses
      (Note 2)                               145,024     64,879       152,509      11,873      209,351      209,167       792,803
                                          ----------   --------   -----------    --------   ----------   ----------   -----------
Total additions                              220,451    154,663       248,567     385,993      379,689      360,770     1,750,133

Deductions:
   Benefits paid to participants                  --         --       139,454          --           --           --       139,454

Other changes in net assets:
   Interfund transfers                       835,902    308,197    (3,438,314)     20,980      959,747    1,313,488            --
   Net asset withdrawals (Note 5)                 --         --        (1,243)         --           --           --        (1,243)
                                          ----------   --------   -----------    --------   ----------   ----------   -----------
Total other changes                          835,902    308,197    (3,439,557)     20,980      959,747    1,313,488        (1,243)
                                          ----------   --------   -----------    --------   ----------   ----------   -----------
Net increase (decrease)                    1,056,353    462,860    (3,330,444)    406,973    1,339,436    1,674,258     1,609,436

Net assets available for benefits
  at beginning of year                            --         --     4,935,451          --           --           --     4,935,451
                                          ----------   --------   -----------    --------   ----------   ----------   -----------
Net assets available for benefits at
  end of year*                            $1,056,353   $462,860   $ 1,605,007    $406,973   $1,339,436   $1,674,258   $ 6,544,887
                                          ==========   ========   ===========    ========   ==========   ==========   ===========

* Ending fund balances include allocated contribution receivables.

See accompanying notes.

     Cooper Cameron Corporation Selected Individual Account Retirement Plans

                    Notes to Financial Statements (continued)

     Individual Account Retirement Plan for Bargaining Unit Employees at the
          Cooper Cameron Corporation Grove City Facility (Plan No. 006)


                Statement of Changes in Net Assets Available for
                         Benefits With Fund Information


                          Year ended December 31, 1997



                                                                    PARTICIPANT-DIRECTED
                                          -------------------------------------------------------------------------
                                                       FIDELITY                                            VANGUARD
                                           COMPANY      GROWTH       FIXED         MONEY      STOCK        BALANCED
                                            STOCK      COMPANY      INCOME        MARKET      MARKET        INDEX        TOTAL
                                             FUND        FUND        FUND          FUND        FUND         FUND         PLAN
                                          ----------   --------   -----------    --------   ----------   ----------   ----------
Additions:
   Contributions:
      Employer                            $   17,379   $ 18,153   $    443,054    $ 39,142   $   19,700   $   31,789  $    569,217
      Employee                                20,659     23,623        242,931     177,812       23,070       42,156       530,251
                                          ----------   --------   ------------    --------   ----------   ----------  ------------
Total contributions                           38,038     41,776        685,985     216,954       42,770       73,945     1,099,468


   Net investment gain from Cooper Cameron
    Corporation Master Trust for Defined
    Contribution Plans, net of expenses
    (Note 2)                                  51,357     11,359        838,461       3,323       70,049      101,839     1,076,388
                                          ----------   --------   ------------    --------   ----------   ----------  ------------
Total additions                               89,395     53,135      1,524,446     220,277      112,819      175,784     2,175,856

Deductions:
   Benefits paid to participants                  --         --      1,732,435       1,410       22,090           --     1,755,935

Other changes in net assets:
   Interfund transfers                     1,247,847    945,566     (5,477,258)     58,248    1,310,901    1,914,696            --
   Net asset withdrawals (Note 5)                 --         --        (54,820)         --           --           --       (54,820)
                                          ----------   --------   ------------    --------   ----------   ----------  ------------
Total other changes                        1,247,847    945,566     (5,532,078)     58,248    1,310,901    1,914,696       (54,820)
                                          ----------   --------   ------------    --------   ----------   ----------  ------------
Net increase (decrease)                    1,337,242    998,701     (5,740,067)    277,115    1,401,630    2,090,480       365,101

Net assets available for benefits at
  beginning of year                               --         --     15,348,152          --           --           --    15,348,152
                                          ----------   --------   ------------    --------   ----------   ----------  ------------
Net assets available for benefits at
  end of year*                            $1,337,242   $998,701   $  9,608,085    $277,115   $1,401,630   $2,090,480  $ 15,713,253
                                          ==========   ========   ============    ========   ==========   ==========  ============

*    Ending fund balances include allocated contribution receivables.

See accompanying notes.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)

     Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation Missouri City, Texas Facility (Plan No. 007)


                Statement of Changes in Net Assets Available for
                         Benefits With Fund Information


                          Year ended December 31, 1997



                                                                    PARTICIPANT-DIRECTED
                                          --------------------------------------------------------------------------
                                                          FIDELITY                                          VANGUARD
                                            COMPANY        GROWTH        FIXED        MONEY      STOCK      BALANCED
                                             STOCK        COMPANY       INCOME       MARKET      MARKET      INDEX       TOTAL
                                              FUND          FUND         FUND         FUND        FUND        FUND        PLAN
                                           -----------    ---------   -----------   ---------   ---------   --------  -----------
Additions:
   Contributions:
      Employer                             $    16,605    $   3,598   $   351,496   $  50,367   $   5,211   $  6,180  $   433,457
      Employee                                  27,024        8,500       170,856     124,800      10,144     12,034      353,358
                                           -----------    ---------   -----------   ---------   ---------   --------  -----------
Total contributions                             43,629       12,098       522,352     175,167      15,355     18,214      786,815


   Net investment gain from Cooper Cameron
     Corporation Master Trust for Defined
     Contribution Plans, net of expenses
    (Note 2)                                    18,211        2,576       387,738       1,592      19,109     22,412      451,638
                                           -----------    ---------   -----------   ---------   ---------   --------  -----------
Total additions                                 61,840       14,674       910,090     176,759      34,464     40,626    1,238,453

Deductions:
   Benefits paid to participants                    --           --       649,475         438          --         --      649,913

Other changes in net assets:
   Interfund transfers                       1,442,934      135,750    (2,133,707)    (15,876)    267,142    303,757           --
   Net asset withdrawals (Note 5)               (7,147)        (492)      (26,992)         --     (10,161)        --      (44,792)
                                           -----------    ---------   -----------   ---------   ---------   --------  -----------
Total other changes                          1,435,787      135,258    (2,160,699)    (15,876)    256,981    303,757      (44,792)
                                           -----------    ---------   -----------   ---------   ---------   --------  -----------
Net increase (decrease)                      1,497,627      149,932    (1,900,084)    160,445     291,445    344,383      543,748

Net assets available for benefits at
  beginning of year                                 --           --     6,871,396          --          --         --    6,871,396
                                           -----------    ---------   -----------   ---------   ---------   --------  -----------
Net assets available for benefits at
  end of year*                             $ 1,497,627    $ 149,932   $ 4,971,312   $ 160,445   $ 291,445   $344,383  $ 7,415,144
                                           ===========    =========   ===========   =========   =========   ========  ===========

*    Ending fund balances include allocated contribution receivables.

See accompanying notes.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)

          Individual Account Retirement Plan for Hourly-Paid Employees at the Cooper Cameron Corporation Mount Vernon Plant (Plan No. 008)


                Statement of Changes in Net Assets Available for
                         Benefits With Fund Information


                          Year ended December 31, 1997



                                                                   PARTICIPANT-DIRECTED
                                      ------------------------------------------------------------------------------
                                                      FIDELITY                                            VANGUARD
                                         COMPANY      GROWTH        FIXED         MONEY       STOCK       BALANCED
                                          STOCK       COMPANY       INCOME        MARKET       MARKET      INDEX         TOTAL
                                          FUND         FUND         FUND          FUND         FUND         FUND          PLAN
                                      -----------   -----------  ------------  -----------  -----------  -----------  ------------
Additions:
   Contributions:
      Employer                        $    51,210   $   100,097  $    112,421  $   903,223  $   110,716  $   136,070  $  1,413,737
      Employee                             55,400       107,400       147,682      647,755      137,675      173,873     1,269,785
                                      -----------   -----------  ------------  -----------  -----------  -----------  ------------
Total contributions                       106,610       207,497       260,103    1,550,978      248,391      309,943     2,683,522


   Net investment gain from Cooper
     Cameron Corporation Master Trust
     for Defined Contribution Plans,
     net of expenses (Note 2)             437,815       166,035       516,701       39,693      364,110      386,108     1,910,462
                                      -----------   -----------  ------------  -----------  -----------  -----------  ------------
Total additions                           544,425       373,532       776,804    1,590,671      612,501      696,051     4,593,984

Deductions:
   Benefits paid to participants           61,629           226       468,104        8,431        2,281        9,700       550,371

Other changes in net assets:
   Interfund transfers                  1,939,092     1,114,980    (6,020,230)    (122,691)   1,335,368    1,753,481            --
   Net asset withdrawals (Note 5)          (7,737)      (11,319)     (149,778)     (10,964)      (8,306)      (9,639)     (197,743)
                                      -----------   -----------  ------------  -----------  -----------  -----------  ------------
Total other changes                     1,931,355     1,103,661    (6,170,008)    (133,655)   1,327,062    1,743,842      (197,743)
                                      -----------   -----------  ------------  -----------  -----------  -----------  ------------
Net increase (decrease)                 2,414,151     1,476,967    (5,861,308)   1,448,585    1,937,282    2,430,193     3,845,870

Net assets available for benefits at
  beginning of year                            --            --    13,343,455           --           --           --    13,343,455
                                      -----------   -----------  ------------  -----------  -----------  -----------  ------------
Net assets available for benefits
  at end of year*                     $ 2,414,151   $ 1,476,967  $  7,482,147  $ 1,448,585  $ 1,937,282  $ 2,430,193  $ 17,189,325
                                      ===========   ===========  ============  ===========  ===========  ===========  ============

*    Ending fund balances include allocated contribution receivables.

See accompanying notes.

                 Cooper Cameron Corporation Selected Individual
                            Account Retirement Plans

                    Notes to Financial Statements (continued)

                  Individual Account Retirement Plan for Cooper
                Cameron Corporation Hourly Employees, IAM, at the
                          Superior Plant (Plan No. 010)


                Statement of Changes in Net Assets Available for
                         Benefits With Fund Information


                          Year ended December 31, 1997



                                                                   PARTICIPANT-DIRECTED
                                              --------------------------------------------------------------
                                                       FIDELITY                                     VANGUARD
                                              COMPANY   GROWTH      FIXED        MONEY     STOCK    BALANCED
                                               STOCK   COMPANY     INCOME        MARKET    MARKET    INDEX        TOTAL
                                               FUND      FUND       FUND          FUND      FUND      FUND        PLAN
                                              -------    ----    -----------     -------    ----    --------   -----------
Additions:
   Contributions:
      Employer                                $    --    $ 59    $   220,650     $ 9,552    $ 56    $   104    $   230,421
      Employee                                     --      60        126,665      20,405      62        334        147,526
                                              -------    ----    -----------     -------    ----    -------    -----------
Total contributions                                --     119        347,315      29,957     118        438        377,947


   Net investment gain from Cooper Cameron
    Corporation Master Trust for
    Defined Contribution Plans, net
    of expenses (Note 2)                          963      --        167,772          --      --         36        168,771
                                              -------    ----    -----------     -------    ----    -------    -----------
Total additions                                   963     119        515,087      29,957     118        474        546,718

Deductions:
   Benefits paid to participants                   --      --         77,422          --      --         --         77,422

Other changes in net assets:
   Interfund transfers                         35,549      --        (52,503)         --      --     16,954             --
   Net asset withdrawals (Note 5)                  --      --        (30,262)         --      --         --        (30,262)
                                              -------    ----    -----------     -------    ----    -------    -----------
Total other changes                            35,549      --        (82,765)         --      --     16,954        (30,262)
                                              -------    ----    -----------     -------    ----    -------    -----------
Net increase                                   36,512     119        354,900      29,957     118     17,428        439,034

Net assets available for benefits
 at beginning of year                              --      --      2,431,960          --      --         --      2,431,960
                                              -------    ----    -----------     -------    ----    -------    -----------
Net assets available for benefits
 at end of year*                              $36,512    $119    $ 2,786,860     $29,957    $118    $17,428    $ 2,870,994
                                              =======    ====    ===========     =======    ====    =======    ===========

*    Ending fund balances include allocated contribution receivables.

See accompanying notes.

                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
BUFFALO, NEW YORK PLANT




         /s/ Thomas R. Hix
-----------------------------------------
By:      Thomas R. Hix
         Member of the Plan Administration
         Committee


Date:  June 29, 1998

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER

23               Consent of Ernst & Young LLP